March 22, 2024

VIA E-mail

Kenneth E. Young, Esq.
William J. Bielefeld, Esq.
Matthew Barsamian, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

          Re: KKR Enhanced US Direct Lending Fund-L; File No. 000-56639

Dear Messrs. Young, Bielefeld and Barsamian:

        On February 22, 2024, you filed a registration statement on Form 10 on behalf of KKR
Enhanced US Direct Lending Fund-L (the    Fund   ). We have reviewed the
registration statement
and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Fund is voluntarily registering shares of common stock under Section
12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ). Please note
that a filing on
Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Fund   s
Form 10 prior to its
effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments.
If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

LEGAL COMMENTS

General

   1. We note that portions of the registration statement are incomplete. We may have additional comments when you complete them in a pre-effective amendment. We may
 Messrs. Young, Bielefeld and Barsamian
March 22, 2024

       also have comments on your responses to our initial comment letter, or on the information supplied supplementally, or on exhibits added in any pre-effective amendments.

Pages 1- EXPLANATORY NOTE

   2. Please add an additional bullet point towards the bottom of this page or on page two
      stating that    We intend to invest primarily in privately held companies
for which very
      little public information exists. Such companies also could be more vulnerable to economic downturns and could experience substantial variations in operating results.

Page 6     Private Offering of Common Shares

   3. The second paragraph on this page refers to    Placement Agents (as
defined below).
      However, this term does not appear to be defined anywhere in the registration statement.
      Please define the term or revise it to appear in lower case, as appropriate.

Page 7     Repurchases of Shares

   4. The third full paragraph on this page notes that if the Fund   s
portfolio does not provide
      adequate liquidity to fund tender offers in cash, then the Fund may provide shareholders
      with a promissory note,    payment on which may be made in cash promptly
after the
      expiration of the tender offer period (as extended).
         a. Please revise the disclose that payment    may be made in cash
promptly . . .    to
              state that payment    will be made in cash promptly . . . .
Please also disclose that
                 promptly    means that the Fund will make cash payment on the
note within five
              business days after the expiration of the tender offer period.
         b. The staff is unclear as to the purpose of delivering to tendering shareholders such a debt obligation given that cash payment will be made so soon after the tender
              offer period   s expiration and are concerned that this may
confuse shareholders
              about their legal right to obtain prompt payment of the cash consideration in accordance with Rule 13e-4(f)(5). If the Fund nevertheless determines to retain this feature, please disclose the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law.

Page 8     Overview

   5. The third paragraph of this section indicates that the Fund may directly originate loans.
      With respect to such loans, please disclose:
         a. the loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower, and any limits on the amount of loans the Fund may originate to issuers in the same industry;
         b. the underwriting standards for these loans;
         c. whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

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           d. if the Fund expects to originate subprime loans, the extent to which the Fund expects to do so and any unique risks.

Page 10     Sourcing Capabilities

   6. The final sentence of the first paragraph of this section states that proprietary sourcing
      capabilities are further enhanced by KKR   s strong and historic
relationship with Wall
      Street.    Please revise the disclosure to clarify more specifically what
is meant by    Wall
      Street.

Page 12     Investment Advisory Agreement

   7. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of
      Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form
N-2.

   8. Please supplementally confirm that the Fund does not charge an incentive fee. If there is an incentive fee arrangement, please include details of the incentive compensation and include an example of how the calculations work.

Page 19     Affiliated Transactions

   9. The second sentence of this section states that    We have received the
Co-Investment
      Exemptive Order from the SEC, which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions, including investments originated and directly negotiated by the Adviser, with our co-investment
      affiliates.    Please define the term    Co-Investment Exemptive Order,
 and indicate when
      the order was issued.

Page 28     Certain U.S. Federal Income Tax Considerations

   10. The carryover paragraph at the beginning of this page discusses original issue discount
       (   OID   ) and payable-in-kind (   PIK   ) securities. With respect to
such securities, please
       disclose in an appropriate location that:
           a. the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;
           b. market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; and
           c. PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.



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Page 31     Item 1A. Risk Factors

   11. Please include, in an appropriate location, disclosure discussing the risk relating to costs of reporting under the Exchange Act.

Page 31     Summary of Risk Factors

   12. The staff notes that the risk factors listed in this section do not line up with the risk factors discussed in greater detail throughout the rest of Item 1A. Please revise the summary list so that it aligns with the risks disclosed later in this section.

Page 34     First Lien, Senior Secured Loans and Senior Secured Bonds Risk

   13. The first sentence of this section states that    Senior Loans hold the
most senior position
       in the capital structure of a Borrower.    The term    Borrower    does
not appear to be
       defined and is capitalized inconsistently throughout the registration statement. Please revise as appropriate.

Page 35     Fixed-Income Instruments Risk

   14. The first paragraph of this section states that certain risks relating to fixed-income
       instruments    are more pronounced in the current market environment of
historically low
       interest rates.    Please update this disclosure in light of the
current, higher interest rate
       environment.

Page 40     Swap Risk

   15. The final paragraph of this risk repeats the penultimate paragraph of this risk. Please delete one of these paragraphs as they are redundant.

Page 46     Risk of Non-Controlling Equity Investments . . . .

   16. The first paragraph of this risk indicates that the Fund may make non-controlling equity investments and investments in equity and equity-linked securities. Please revise the
       Fund   s investment strategy disclosure to reflect such investments.

Page 51     Investment Funds Risk

   17. The first sentence of this section states that    The Fund may invest in
private investment
       funds, including hedge funds, private equity funds, limited liability companies and other business entities which would be required to register as investment companies but for an
       exemption under Sections 3(c)(1) and 3(c) (7) of the 1940 Act.    Please
note that if the
       Fund plans to invest more than 15% of its net assets in such entities, the Fund should impose a minimum initial investment requirement of at least $25,000 (and restrict sales to

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       investors that, at a minimum, satisfy the accredited investor standard). While disclosure on page six indicates that the minimum initial investment in Common Shares of the
       Private Offering is $25,000, it goes on to state that Placement Agents affiliated with the
       Adviser    may elect to accept smaller investments in their discretion.


Page 57     Scope of the Fund   s Investments May be Subject to Corporate-Level
Income Tax

   18. The disclosure in this section indicates that the Fund may invest through taxable subsidiaries. If such subsidiaries (or any subsidiaries that the Fund intends to form or acquire) will be wholly owned or primarily controlled by the Fund and primarily engage in investment activities in securities or other assets, please disclose this. If not, please disclose that the Fund does not intend to wholly own or create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets.
       Note that for these purposes, a subsidiary is    primarily controlled
by the Fund if (a) the
       Fund controls the entity within the meaning of Section 2(a)(9) of the Investment
       Company Act of 1940 (the    1940 Act   ); and (b) the Fund's control of
the entity is greater
       than that of any other person.

   19. With respect to each subsidiary that is wholly owned or, if applicable, primarily controlled by the Fund and that primarily engages in investment activities in securities or other assets, please address the following comments in an appropriate location in the prospectus:
          a. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as it applies through Section 61) on an aggregate basis with such subsidiary so that the Fund treats the
subsidiary   s debt
               as its own for purposes of Section 18.
          b. Disclose that any investment adviser to such subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15, as it applies through Section 59) as if it were an investment adviser to the Fund under Section
               2(a)(20) of the 1940 Act. Any investment advisory agreement between such subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and such subsidiary, then, for purposes of complying with Section
               15(c), the reviews of the Fund   s and the subsidiary   s
investment advisory
               agreements may be combined.
          c. Disclose that each such subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17, as modified by
Section 57).
               Please also identify the custodian of the subsidiary.
          d. Disclose any of the subsidiary   s principal investment strategies
or principal risks
               that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.
          e. Explain in correspondence whether the financial statements of such subsidiary will be consolidated with those of the Fund. If not, please explain why not.
          f. Confirm in correspondence that each such subsidiary and its board of directors
               will agree to inspection by the staff of the subsidiary   s
books and records, which

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              will be maintained in accordance with Section 31 (as it applies through Section
              64) of the 1940 Act and the rules thereunder.
           g. For any subsidiaries that are foreign corporations, that the subsidiary and its board of directors will agree to designate an agent for service of process in the United
              States.
           h. For any subsidiaries that the Fund will wholly own, the
subsidiary   s management
              fee (including any performance fee), if any, will be included in Management
              Fees,    and the wholly-owned subsidiary   s expenses will be
included in    Other
              Expenses    in the Fund   s fee table. See Comment 7.

Page 73    Portfolio Manager

   20. The information included in this section regarding other accounts managed by the portfolio manager is provided as of June 30, 2023. Please provide this information as of a more recent date.

Page 79     Common Shares

   21. The penultimate sentence of the first paragraph of this section states
that    When issued,
       in accordance with the terms thereof, the common shares will be fully paid and non-
       assessable.    Please also disclose that such shares will be    validly
issued.

Page 89     Exhibits

   22. If applicable, please provide a form of indemnification agreement as an exhibit to the registration statement.

ACCOUNTING COMMENTS

General

   1. Please confirm in correspondence that Form N-54A will be filed as required. The staff notes that a Form N-54A is not on file as of the date of this correspondence.

   2. Please confirm whether the Fund will utilize leverage during the first year of investment operations.

   3. Please confirm whether the fees waived by the Adviser are subject to recoupment.

Page 12 and Page 75     Investment Advisory Agreement

   4. Please consider breaking out the final paragraph on page 12 and page 75 into bullet points to make it easier for the reader to follow.



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Page 46     Risk of Non-Controlling Equity Investments; Investments in Equity
Securities;
Investments and Joint Ventures with Third Parties

      5. Please confirm whether the Fund will enter into any joint ventures in the first year of operations.

Page 77     Investment Advisory Agreement

      6. In discussing expenses that the Fund pays, please include an estimate of organizational and offering costs to be incurred. In addition, please include accounting policies related to the recording of these fees.

Page 89     Item. 13. Financial Statements and Supplementary Data

      7. Please furnish all financial statements and supplementary financial information required by Regulation S-X at least 15 days prior to the Form 10's effectiveness. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.


                                       *    *   *    *     *   *

         We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

           Should you have any questions regarding this letter, please contact me at (202) 551-
4716.

                                                         Sincerely,

                                                         /s/ Christopher
Bellacicco

                                                         Attorney-Adviser

cc:      Shandy Pumphrey, Accountant
         Ryan Sutcliffe, Branch Chief
         Christian T. Sandoe, Assistant Director





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